NANO LABS CORP.
The Ford Building
615 Griswold Street
17th Floor
Detroit, Michigan 48226
(888) 806-2315 (telephone)

April 23, 2014

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Mr. Terence O'Brien, Branch Chief
Mr. Craig Slivka, Special Counsel Mr. Kamyar Daneshvar, Staff Attorney Ms. Jenn Do, Staff Attorney

Re:	Nano Labs Corp. Form 10-K Filed October 15, 2013 File No. 333-171658

To Whom It May Concern:

On behalf of Nano Labs Corp., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated March 6, 2014 (the “SEC Letter”) regarding the Annual Report on Form 10-K (the “Annual Report”). The Annual Report has been redlined to reflect revisions accordingly.

Form 10-K/A for Fiscal Year Ended June 30, 2013 field February 25, 2014

Item 1. Business, page 1

1. In accordance with the staff's comment, please be advised that we have amended the Annual Report to reference the Asset Purchase Agreement subsequent to which the Company commenced incurring research and development expenses. Consummation of the Asset Purchase Agreement enabled the Company to explore the commercial viability of Dr. Castano's Nano delivery system as applied to the Nano particles to be used in paint coating, nail polish, LED lighting, dental coating and semi-conductors. This research was done by the Company's team of researchers. The expenses were classified as consulting fees by the Company's auditors as reflected on its financial statements.

Securities and Exchange Commission
Page Two
April 23, 2014

Current Business Operations, page 1

3. In accordance with the staff's comments, please be advised that we have amended the Annual Report to include the fact that the Company has no manufacturing capacity or agreements nor has it generated any revenue.

4. Please be advised that the Company had a reason which provided the basis for its decision not to amend the disclosure in the Annual Report regarding the provisional patent. The Company has been testing the Nano coating produced in a laboratory production over the past seventeen months. This testing has resulted in recent evidence that the Nano coating is inconsistent, resulting in clumping of the Nano particle during larger scale production and installation. The Company thus has made the recent decision to not proceed with further patent application of Dr. Castano's Nano delivery system as it applied to the provisional patent applications. Resolving the issue would result in an increase in production costs from the original estimated cost of $9.00 per gallon to over $36.00.

The Company previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2014 that the Board of Directors of the Company had determined that consummation of the Asset Purchase Agreement was not in the best interests of the Company or its shareholders in light of certain difficulties pertaining to the testing of the Nano coating technology and thus had determined that the Asset Purchase Agreement should be rescinded (the “Rescission”) and that all right, title and interest in and to the Nano coating technology shall be returned to Dr. Castano.

Therefore we have disclosed the same, including the below, in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2014;

"A provisional patent is for the duration of twelve months from the date of filing with the United States Patent and Copyright Office. A provisional patent would have allowed the Company twelve months of protection of its intellectual property during testing, discussions on production formulations and improve and present our technology to potential clients. The provisional patent would further allow the Company to make improvements before filing its patent application prior to the expiration of the provisional patent. After the twelve month provisional patent term, the Company could have either proceeded to file the patent application or abandon the application if the product was not deemed commercially feasible.

Securities and Exchange Commission
Page Two
April 23, 2014

The Company has made the recent decision to not move forward with filing for further patent application with the United States Patent and Copyright Office. The Company has been testing the Nano coating produced in a laboratory production over the past seventeen months. This testing has resulted in recent evidence that the Nano coating is inconsistent in production resulting in clumping of the Nano particle during larger scale production and installation. The Company received a written letter dated February 28, 2014 from the International Searching Authority with regards to their findings (the "Opinion"). The Company thus has made the recent decision to not proceed with further patent application of Dr. Castano's Nano system as it applied to the provisional patent applications. Resolving the issue would result in an increase in production costs from the original estimated cost of $9.00 per gallon to over $36.00 and management has determined that this is cost prohibitive. Management also considered other factors in its analysis regarding termination of the Asset Purchase Agreement including, but not limited to: (i) inconsistency in scaling up production from laboratory production to commercial scale; (ii) inconsistency in performance of the Nano coating product due to clumping of Nano particles; (iii) increase in production costs to compete in the marketplace; and (iii) uncertainty in obtaining patent protection due to the novelty, inventive steps and industrial applicability as outlined in the Opinion of prior patent claims and patents issued on Nano coating technology, which could lead to lawsuits for patent infringement."

Universal Assignment, page 2

4. In accordance with the staff's comments, please be advised that the Universal Assignment has been filed as an exhibit to the Annual Report.

Purchase Order for 27,000 Liters, page 11

5. Please be advised that the terms of the purchase order required the Company to deliver 27,000 liters by March 1, 2014. The Company expected to receive the full amount of $630,000 of the purchase order of aluminized coating and intumescent paint with Urban Del Golfo and Atentio & Atentio. The Company produced and delivered 1,000 liters of production samples on November 10, 2013. Subsequently, the buyer deemed the Nano coating to be inconsistent in production resulting in clumping of the nano particle during installation. The Company attempted to resolve this issue resulting in the increase of production costs from $9.00 per gallon to over $36.00 per gallon.

Securities and Exchange Commission
Page Four
April 23, 2014

Therefore, as of the date of this letter, Urban Del Golfo has not paid for the product delivered and has refused to pay for any additional product until the problem is resolved. The Company has not been able to resolve this production issue and deliver the order and, therefore, has decided to abandon the Nano coatings market. Hence, management believes that the purchase order will be cancelled.

We have made this disclosure in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2014.

Sources of Supply and Raw Materials, page 14

6. Please be advised that the following disclosure was made in the Current Report on Form 8-K regarding sources of supply sand raw materials is as follows:

"The products used to manufacture the Nano coatings were Titanium Dioxide, Nano sized Silicon Dioxide, Aluminized Nano sized particles, Carbon Nano Particle and Diamond Nano particle, which were supplied by St Gobain Corporation in the USA. Other products used were varnishes and resins produced by local suppliers like BYR in Mexico. However, as of the date of this Report, the Company has made the decision to not pursue the production of the Nano paint coating. "

On behalf of the Company, we submit the following acknowledgements:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Bernardo Camacho Chavarria